AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC, V6C 1T1
(604) 682-3701 (604) 682-3600

October 22, 2003

NEWS RELEASE

The Company has granted 515,000 stock options to its Directors and Employees. The options are exercisable at a price of $1.20 per share expiring on October 21, 2008.

On Behalf of the Board;

“David Wolfin”
President & Director

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.